Denali Capital Acquisition Corp.

April 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Franklin Wyman, Angela Connell, Jessica Dickerson, Joe McCann

Re:	Denali Capital Acquisition Corp.

Semnur Pharmaceuticals, Inc.

Registration Statement on Form S-4

Filed November 6, 2024

File No. 333-283019

Ladies and Gentlemen:

Denali Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), files herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement on Form S-4 filed on November 6, 2024 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated December 11, 2024 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 1.

Cover Page

1.

Please revise the prospectus cover page to include disclosure highlighting the number and each type of security being registered, including disclosure as to how you arrived at the number of securities being registered. In this regard, we note from the header on the prospectus cover page that you are registering 262,684,337 shares of common stock, 524,622 units, 6,000,000 shares of Series A Preferred Stock, and 8,760,000 warrants of New Semnur.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages ii-iii of the prospectus cover page of Amendment No. 1 to include the requested disclosure.

U.S. Securities and Exchange Commission

April 21, 2025

2.

On page i, you state that holders of Denali Class A Ordinary Shares will be asked to approve and adopt the Merger Agreement. With reference to the disclosure on page 46, please revise your disclosure to clarify that holders of Denali Class A Ordinary Shares and holders of Denali Class B Ordinary Shares, voting together as a single class, will be asked to approve and adopt the Merger Agreement, or otherwise advise.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page i of the cover page of Amendment No. 1 in response to the Staff’s comment.

3.

Please revise the sponsor compensation disclosure on pages iii and iv to also include any compensation received or to be received by the directors and officers of Denali, as well as the Denali underwriters. Refer to Item 1604(a)(3) of Regulation S-K. Please make similar revisions as appropriate in the sponsor compensation disclosure on pages 42-43 and 86.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages v-vii of the cover page and pages 48-50 and 206-207 of Amendment No. 1 in response to the Staff’s comment.

4.

We note your disclosure on page ii and throughout the prospectus that, from and after the Effective Time, and for so long as Scilex beneficially owns any shares of New Semnur Series A Preferred Stock, Scilex will have the right, but not the obligation, to designate each director to be nominated, elected or appointed to the New Semnur Board. However, we further note your disclosure elsewhere in the prospectus that, upon and following consummation of your initial business combination, the Sponsor will be entitled to nominate three individuals for appointment to the board of directors as long as the Sponsor holds any securities covered by an April 6, 2022 registration rights agreement. Please revise your disclosures throughout the prospectus as appropriate to clarify who will have the right to designate and/or nominate directors to the New Semnur Board.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 352 and 399 of Amendment No. 1 in response to the Staff’s comment.

5.

Please revise the table on page iii, and elsewhere as applicable, to clarify the postcombination holdings of Scilex Holding Company. In this regard, it should be clear that Scilex will own nearly all of Semnur’s equity securities following the combination and that this stake will not be held by multiple stockholders.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages iii and v of the cover page and pages 12, 15-16, 58, 153 and 210 of Amendment No. 1 in response to the Staff’s comment.

6.

We note your disclosure on page viii that Denali intends to list the New Semnur Common Stock and warrants on the Nasdaq Capital Market upon completion of the Business Combination. Please disclose here whether completion of the Business Combination is contingent on this listing approval.

U.S. Securities and Exchange Commission

April 21, 2025

Response: The Company respectfully advises the Staff that it has revised the disclosure on page xiii of the cover page of Amendment No. 1 in response to the Staff’s comment.

7.

On page viii, you disclose that the Denali Board determined that it is advisable to consummate the Business Combination. Please also disclose, if true, that the Board determined the Business Combination was in the best interests of Denali and its shareholders. In this regard, we note a similar statement on pages 47 and 175. Refer to Item 1604(a)(1) and Item 1606(a) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page xiii of the cover page of Amendment No. 1 in response to the Staff’s comment.

8.

Please revise the prospectus cover page to include the information required by Item 1604(a)(2) of Regulation S-K. Please make similar revisions to the summary of the proxy statement in accordance with Item 1604(b)(5).

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages x-xii of the cover page and pages 51-52 of Amendment No. 1 in response to the Staff’s comment.

About this Proxy Statement/Prospectus, page viii

9.

You state that the prospectus is with respect to the Denali Class A Ordinary Shares to be issued to Semnur’s stockholders under the Merger Agreement. However, the prospectus cover page refers to shares of common stock, units, shares of Series A Preferred Stock, and warrants. Please revise your disclosures as appropriate.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page viii under the section titled “About this Proxy Statement/Prospectus” of Amendment No. 1 in response to the Staff’s comment.

Questions and Answers about the Business Combination and the Meeting

Questions and Answers about the Business Combination, page 7

10.

Please revise the disclosure on pages 7-8 to include a new Q&A that explains the reason(s) why Scilex is conducting the Business Combination and related transactions, as well as its plans for Semnur in the short term and the long term. For instance, please explain here, and in the Background section, why Scilex determined to retain 96% or greater of Semnur’s equity as opposed to spinning-off all of the Semnur equity. With reference to the potential 10% stock dividend referenced on page 13 and the Oramed debt, revise to discuss whether Scilex plans to distribute additional Semnur stock to its shareholders and, as applicable, the factors that will determine the timing and size of such distributions. Also explain why Scilex is opting to merge Semnur with a SPAC given the amount of proceeds currently in the Trust Account and the prospects for additional redemptions.

U.S. Securities and Exchange Commission

April 21, 2025

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 8, 9 and 175 of Amendment No. 1 in response to the Staff’s comment.

11.

With reference to your disclosures on pages 110, 298 and 304, please add a new Q&A that discusses Scilex’s continued operational and voting control over Semnur following the Business Combination as well as Semnur’s reliance on funding and services provided by Scilex. Highlight the risk that the interests of Scilex and certain officers and directors who jointly serve as officers/directors at Scilex and Semnur may not be aligned with those of other Semnur stockholders and this could lead to actions that may not be in the best interests of Semnur stockholders.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 19-21 of Amendment No. 1 in response to the Staff’s comment.

What equity stake will current Denali shareholders and Semnur stockholders hold..., page 10

12.

We note your disclosure in the second paragraph that the ownership percentage with respect to New Semnur after the closing of the Business Combination does not take into account the potential dilutive effect of several different securities, including the Public Warrants, the Denali Class A Ordinary Shares and Public Warrants underlying the Public Units, and the Denali Private Placement Shares and Denali Private Placement Warrants underlying the Denali Private Placement Units. Please tell us why you have excluded these from the ownership percentage post-closing, particularly the Denali Class A Ordinary Shares underlying the Public Units and the Denali Private Placement Shares underlying the Denali Private Placement Units.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page iii of the cover page and pages 12-14, 58, 153-154 and 210-212 of Amendment No. 1 in response to the Staff’s comment.

Did the Denali Board obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?, page 14

13.

We note the disclosure here and on the cover page highlighting the $2.5 billion valuation of Semnur. To the extent that you highlight this valuation, please revise to provide balance and context by also disclosing the current market capitalization for Semnur’s parent company, Scilex Holdings.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page ii of the cover page and pages 8, 16, 47, 141, 175, 209 and 271 of Amendment No. 1 in response to the Staff’s comment.

Summary of the Proxy Statement

Semnur Pharmaceuticals, Inc., page 29

U.S. Securities and Exchange Commission

April 21, 2025

14.

In the second paragraph, you state that SP-102 has been granted fast track designation by the FDA. We note similar disclosure on pages 262 and 263. When discussing the fast track designation, please also disclose that such designation may not lead to a faster development or regulatory review process and that it does not increase the likelihood that SP-102 will receive marketing approval.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 35, 287, 289 and 326 of Amendment No. 1 in response to the Staff’s comment.

Summary of the Proxy Statement

The Meeting

Record Date; Outstanding Shares; Shareholders Entitled to Vote, page 46

15.

You state that each holder of Denali Ordinary Shares is entitled to one vote per share on each proposal. However, on page 355, you state that, in a vote to continue Denali in a jurisdiction outside the Cayman Islands, holders of the Denali Class B Ordinary Shares will have ten votes for every Denali Class B Ordinary Share. Please revise your disclosures to reconcile this apparent inconsistency with respect to the Domestication Proposal.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page iv of the cover page and pages 23, 24, 56, 57, 166, 167, 228, 229, 380, 382, 385 and 386 of Amendment No. 1 in response to the Staff’s comment.

Proposal 1 - The Business Combination Proposal

Background of the Business Combination, page 154

16.	Please revise the Background section so that it also presents similar information from Scilex’s perspective.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 172 of Amendment No. 1 in response to the Staff’s comment.

17.

We note that you previously received shareholder approval for a different proposed business combination and subsequently terminated the related merger agreement shortly before entering into the merger agreement for the now proposed Business Combination. Please briefly describe the reasons for the termination of the prior merger agreement and clarify when you first began discussions with Semnur. In this regard, we note you disclose that Henry Ji, Ph.D., the Executive Chairperson of Semnur, met your Chief Executive Officer at your principal executive offices on May 30, 2024 to discuss a potential business combination between Semnur and Denali. However, it is unclear how the parties were introduced and what prompted this meeting.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 171 and 172 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

April 21, 2025

Opinion of CB Capital, page 160

18.

Disclose the instructions received by the financial advisor from DECA or the Sponsor, including any limitations imposed by DECA or the Sponsor on the scope of the activities conducted by the financial advisor in connection with the financial opinion. Refer to Item 1607(b)(6) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 176-177 of Amendment No. 1 in response to the Staff’s comment.

19.

Please revise to explain the criteria that CB Capital used to identify these companies so that it is clear why these companies were deemed comparable to Semnur and why other companies were not selected. Based on the information provided, we note that all of the companies selected are commercial stage companies. Please explain why CB Capital did not choose one or more pre-commercial stage companies for purposes of its valuation analysis. From your revised disclosure, it should be clear how CB Pharma came to select some of the largest pharmaceutical companies (by revenues, profits and market capitalization) in the world (e.g., Eli Lily, Pfizer, AbbVie, Amgen, etc.) as companies that are comparable to Semnur.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 181-182 of Amendment No. 1 in response to the Staff’s comment.

20.	Please revise to discuss whether Denali’s board reviewed the list of comparable companies selected by CB Capital and agreed that these companies are comparable to Semnur.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 182 of Amendment No. 1 in response to the Staff’s comment.

21.

We note that the financial opinion filed as Exhibit 99.4 includes language that the opinion letter is “provided to DECA for its sole use in considering the proposed Transaction” and that the letter “is not to be used for any other purpose” without the prior written consent of the financial advisor. Please remove these statements. Alternatively, disclose the legal basis for DECA’s and the financial advisor’s belief that shareholders cannot rely on the opinion to bring state law actions, including a description of any state law authorities on such a defense. If no such authority exists, please disclose that this issue will be resolved by a court, resolution of this issue will have no effect on the rights and responsibilities of DECA’s board under state law, and the availability or non-availability of these defense has no effect on the rights and responsibilities of either the financial advisor or DECA’s board under the federal securities laws.

Response: The Company respectfully advises the Staff that it has revised Exhibit 99.7 and the disclosure on page 177 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

April 21, 2025

22.

We note the disclosure on page 162 that CB Capital assumed that the projections relating to Semnur’s asset portfolio were reasonably prepared based on assumptions reflecting the best currently available estimates and good-faith judgments of Denali’s management as to the most likely future performance of Semnur’s asset portfolio and that Denali’s management did not have any information or belief that would make any such projections incomplete or misleading. Please revise where appropriate to disclose whether Denali’s management determined that Semnur’s base case projections represented the most likely future performance for Semnur.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 178 of Amendment No. 1 in response to the Staff’s comment.

23.

Please file the consent of your financial advisor to be named in the registration statement and to the filing of the fairness opinion as an exhibit to the registration statement. Refer to Section 7 of the Securities Act and Securities Act Rule 436.

Response: The Company respectfully advises the Staff that it has filed the consent of CB Capital Partners, Inc. as Exhibit 99.8 in response to the Staff’s comment.

Certain Semnur Projected Financial Information, page 175

24.

We note that the Semnur Management Projections were prepared in August 2024 by Semnur’s management with respect to Semnur as a standalone company. Please disclose whether or not Semnur has affirmed to Denali that its projections continue to reflect the view of Semnur’s management about its future performance and ensure that such disclosure remains updated through the effectiveness of this registration statement. Refer to Item1609(c) of Regulation S-X.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 201 of Amendment No. 1 in response to the Staff’s comment.

25.

Given that the Semnur Management Projections differ from historical operating trends and the extended forecast period, please expand your disclosure to address why the change in trends is appropriate or the assumptions are reasonable. Please also address the following:

(a).

Explain the assumptions underlying Semnur’s expectation that SP-102 will receive regulatory approval in the first half of 2027 and the milestones that will need to be satisfied in order for SP-102 to achieve this timeline. Describe and quantify the nature and timing of additional clinical, regulatory and commercialization activities necessary to successfully launch SP-102. In this regard, we note that Scilex issued a press release on November 2, 2023 announcing that FDA provided guidance regarding preclinical and clinical data needed prior to an NDA filing and that as a result, an open-label multi-center safety and efficacy trial enrolling approximately 700 patients was planned for the first half of 2024. Clarify the status of this trial and whether it is reflected in the Semnur projections.

U.S. Securities and Exchange Commission

April 21, 2025

Response: The Company respectfully advises the Staff that it has added disclosure on pages 194, 288 and 290 of Amendment No. 1 regarding the assumptions underlying Semnur’s expectation that SP-102 will receive regulatory approval in the first half of 2027 and the milestones that will need to be satisfied in order for SP-102 to achieve this timeline. In addition, as part of its response to Comment No. 29, the Company has provided disclosure regarding the assumptions underlying Semnur’s expectation that SP-102 will receive regulatory approval in the first half of 2027 and the nature and timing of additional clinical and regulatory activities necessary to successfully launch SP-102, and the status of the above referenced trial. The Company has also added disclosure on pages 288-290 of Amendment No. 1 regarding the nature and timing of additional commercial activities necessary to successfully launch SP-102.

The Company confirms that the above events, including the status of the Phase 3 CLEAR-2 trial, is reflected in the Semnur Management Projections.

(b).

Provide quantification of the significant assumptions underlying Semnur’s revenue projections, including price per unit, annual growth rate and market share penetration, under the base case and best-case scenarios for each year presented. More clearly explain Semnur’s assumptions around the current and future competitive landscape and why they do not expect revenues to be materiality impacted by the loss of patent exclusivity in 2036. Reconcile this outlook with the competition disclosure provided on page 277.

Response: The Company respectfully advises the Staff that it has revised footnote (1) to clarify and quantify the assumptions on annual growth rate and market share penetration under the base case and best case scenarios on pages 196 and 198 of Amendment No. 1, respectively. The Company also refers the Staff to the previously disclosed price per unit set forth in footnote (1) under the Semnur Management Projections, which disclosed that “Semnur’s management estimates that the price per injection is $400 the first year after the commercial launch, with an inflation adjustment of 3% per year thereafter” under the base case scenario and that “Semnur’s management estimates that the price per injection is $500 the first year after the commercial launch, with an inflation adjustment of 3% per year thereafter” under the best case scenario.

The Company respectfully advises the Staff that it has removed the statement that the Company does not expect a material impact on revenue following the loss of patent exclusivity in 2036 and has added disclosure on pages 196 and 198 of Amendment No. 1 in footnote (1) under each of the base case and best case scenarios to reflect the projected drop in revenue.

(c).

Describe the risk that the expectations of unusually high and sustained future growth may be unrealistic, given the assumptions as to future events, and may have resulted in inflated valuation conclusions.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 200 of Amendment No. 1 to include the requested disclosure.

U.S. Securities and Exchange Commission

April 21, 2025

(d).

Provide quantification of the significant assumptions underlying Semnur’s gross profit projections, including cost of sales, future milestone and royalty payments under the August 2013 Shah Assignment Agreement and March 2019 Semnur Merger Agreement, for each period presented.

Response: The Company respectfully advises the Staff that it has revised the disclosure in footnote (3) under each of the base case and best case scenarios on pages 197 and 199 of Amendment No. 1 to include the requested disclosure.

(e).	To the extent feasible, provide a breakdown of projected operating expenses by major category and identify key factors driving material period-to-period changes in each expense category.

Response: The Company respectfully advises the Staff that the main categories in operating expenses include (i) salaries and benefits, (ii) product promotions and (iii) research and development. Prior to the commercial launch of SP-102 in 2027, research and development is projected to constitute approximately 70% of the operating expenses, which include research, clinical costs and chemical, manufacturing and control costs. Research and development expenses will be the highest in 2025 and 2026, as Semnur expects to commence the additional Phase 3 CLEAR-2 trial and manufacture clinical supplies for the trial.

Following the commercial launch of SP-102, research and development costs will decline to be approximately 5% of total operating expenses. In contrast, salaries and benefits are expected to increase significantly, accounting for approximately 35% to 40% of the total operating expenses, due to the expansion of the sales force to support commercialization of SP-102. The projected salary and benefits costs also assume an average annual inflation increase of 5% and an average 5% increase in headcount per year through 2036, when the SP-102 patent expires. Subsequent to the patent expiration, the salary and benefits cost will increase by an average of 1% annually.

There will be no product promotion costs prior to the commercial launch of SP-102. Following the launch in 2027, product promotion expenses are expected to account for approximately 20% to 25% of total operating expenses. In the first year post-launch, approximately $7 million will be allocated for promotion activities, with a 10% annual increase in product promotion costs until patent expiration. The Company has revised the disclosure in footnote (4) under each of the base case and best case scenarios on pages 197 and 199 of Amendment No. 1 to summarize the main categories of the operating expenses and factors driving the period-to-period changes in each of the main categories.

(f).	Confirm that all associated costs have been included in Semnur’s financial projections, including any costs to finance additional clinical, regulatory and commercial activities.

U.S. Securities and Exchange Commission

April 21, 2025

Response: The Company respectfully advises the Staff that all associated costs have been included in Semnur’s financial projections, including any costs to finance additional clinical, regulatory and commercial activities.

Semnur Management Projections - Base Case Projection, page 177

26.

We refer to page 142 of Scilex Holdings’s Form S-4, filed on 10/26/2022, which relates to a prior SPAC merger involving Scilex. We note that Scilex’s management in 2021 projected that SP-102 would be commercialized in 2022 and would achieve revenues of $1.167 billion in its tenth year of commercialization (2031). By contrast, Scilex management’s August 2024 projections now reflect SP-102’s commercialization in 2027, revenues of $4.875 billion in 2031, and revenues of $5.91 billion in SP-102’s tenth year of commercialization (2036). With a view to disclosure, please explain the reason(s) for the significant changes to Scilex management’s projections for SP-102.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in Scilex Holding Company’s Form S-4 filed on October 26, 2022, the Scilex Management Projections were prepared in the first quarter of 2021, prior to the availability of the final clinical results from SP-102’s Phase 3 study. At that time, Scilex’s management had only anticipated one clinical indication for SP-102, Lumbar Radiculopathy (“LR”). However, following the receipt of the final results from SP-102’s Phase 3 study and subsequent analysis by Semnur’s management, Semnur’s management now believes that SP-102 has the potential to expand to non-Lumbar Radiculopathy (“Non-LR”) indications. In addition, Semnur’s management engaged in discussions with key opinion leaders and physicians, who indicated there is potential opportunity for SP-102 outside of LR indications, such as carpel tunnel syndrome, cervical radiculopathy, knee arthritis, complex regional pain syndromes, lumbar spinal stenosis, acute spinal injury and discogenic pain. As a result, the projected annual sales in the Semnur Management Projections are higher than those in the Scilex Management Projections from 2021, as they reflect the anticipated revenues from Non-LR indications, based on estimates provided by Syneos Health and Semnur’s internal market assessment.

In preparing the Scilex Management Projections, Scilex’s management contemplated multiple product offerings, which would limit Scilex’s ability to fully dedicate efforts and resources to SP-102, resulting in more conservative projections for SP-102. In contrast, the Semnur Management Projections reflect the belief that by concentrating on a single product candidate, Semnur will be able to streamline its operations, reduce distractions, and allocate resources more effectively to SP-102. This focused approach enhances efficiency and allows for a deeper commitment to the success of SP-102, from development through marketing. With all resources, including capital, talent and time, devoted to the growth and promotion of SP-102, Semnur will also develop specialized expertise, improve its market positioning, leading to the potential realization of higher revenue.

U.S. Securities and Exchange Commission

April 21, 2025

Furthermore, the projected revenue in the Semnur Management Projections reflects Semnur’s ability to leverage the robust and integrated commercial infrastructure of Scilex. When the Scilex Management Projections were prepared in 2021, Scilex had only one commercial product, ZTlido. Since then, Scilex has launched Elyxyb (in April 2023) and Gloperba (in June 2024). The introduction of these products has provided the Scilex team with valuable opportunities to engage with key physician audiences for SP-102 and build rapport with future prescribers. Over the years, Scilex’s sales representatives have established strong relationships with pain management healthcare professionals, calling on over 10,000 target pain specialists, neurologists and select healthcare providers. Semnur’s management believes that these same call points, which currently provide treatment for conditions like sciatica, could also benefit from SP-102, if approved. Semnur’s management believes that, with Scilex’s continued support and Semnur’s ability to leverage Scilex’s commercial infrastructure, Semnur is well-positioned to market and distribute SP-102 following its approval by the FDA, given the product’s strong complementary relationship with Scilex’s existing commercial offerings. In addition, Semnur plans to enter into a distribution agreement with a major third-party logistic provider for warehousing and distribution of SP-102 when closer to the NDA approval stage, further strengthening its ability to bring the product to market efficiently. Accordingly, with the enhanced commercial capabilities, the projected annual sales in the Semnur Management Projections are higher than those in the Scilex Management Projections from 2021, reflecting the added potential from Non-LR indications and Semnur’s ability to leverage Scilex’s strengthened commercial infrastructure.

27.

We note several references here and throughout the proxy statement/prospectus to Syneos Health, which you note on page 177 was party to a consulting agreement with Semnur. Please file the written consent of Syneos Health as an exhibit to the registration statement. Refer to Section 7 of the Securities Act and Securities Act Rule 436.

Response: The Company respectfully submits that Syneos Health is not an “expert” under Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”). Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Syneos Health, a biopharmaceutical solutions organization providing contract research services, is not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts” unless the Company expressly identifies such provider as an “expert” or the statements are purported to be made on the authority of such provider as an “expert”. The Company has neither expressly identified Syneos Health as an “expert” in the Registration Statement nor purported to make statements in the Registration Statement on the authority of Syneos Health as an “expert”. In addition, the Company’s references to Syneos Health are not intended to convey that such information was “expertized,” but rather are intended to convey information that the Company used to assess various market opportunities, strategies, estimated growth rate and price per unit as part of the Company’s broader development and commercialization plans for SP-102. Accordingly, the Company believes Syneos Health should not be considered an “expert” within the meaning of U.S. federal securities laws.

U.S. Securities and Exchange Commission

April 21, 2025

In addition, pursuant to the Staff’s guidance contained in Question 233.02 of Securities Act Rules Compliance and Disclosure Interpretations, “[t]he registrant has no requirement to make reference to a third-party expert simply because the registrant used or relied on the third-party expert’s report or valuation or opinion in connection with the preparation of a Securities Act registration statement”. It further provides that “[i]f the registrant determines to make reference to a third-party expert, the disclosure should make clear whether any related statement included or incorporated in a registration statement is a statement of the third-party expert or a statement of the registrant.”

The Company acknowledges the Staff’s comment and has revised the disclosure in footnote (1) under each of the base case and best case scenarios on pages 196 and 198 of Amendment No. 1 to clarify that the assumptions are based on Semnur management’s internal analysis of the results of a study commissioned by Semnur with Syneos Health with respect to the SP-102 market.

Finally, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The Company confirms to the Staff that it did not enter into the consulting agreement with Syneos Health for use in the Registration Statement. The research services under the consulting agreement were requested by Semnur in 2020 for marketing and research purposes in Semnur’s ordinary course of business and no business combination or other public offering was contemplated at the time the research services were provided.

As a result of the foregoing, the Company respectfully submits that a consent of Syneos Health is not required to be filed as an exhibit to the Registration Statement.

Proposal 3 - The Charter Approval Proposal

Reasons for the Approval of the Charter Approval Proposal, page 209

28.

We note that one of the reasons for the Charter Approval Proposal is to provide a greater number of authorized shares of capital stock for Denali to have sufficient shares to issue to the Semnur stockholders in the Business Combination. Please disclose how many additional authorized shares are needed to complete the Business Combination.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 239 of Amendment No. 1 in response to the Staff’s comment.

Business of Semnur

Our Company, page 262

29.

In the last paragraph on page 262, you state that you completed a pivotal Phase 3 study with final results received in March 2022, which results reflected achievement of primary and secondary endpoints. Please disclose whether you have pursued any additional development of SP-102 since that time and what, if any, next steps you have planned for SP-102. In this regard, we note your disclosure on pages 73 and 99 indicates that FDA staff has disagreed that your Phase 3 CLEAR trial will be sufficient to support a 505(b)(2) NDA submission and issued guidance requiring you to conduct an additional clinical study for the purpose of collecting additional safety data before submitting the

U.S. Securities and Exchange Commission

April 21, 2025

NDA. Please revise to discuss in greater detail the disagreement with FDA, including the availability of the 505(b)(2) pathway, the guidance you received, and when you received it. In this regard, we note Scilex’s November 2, 2023 press release announced a Positive Type C Meeting with FDA and discussed Scilex’s plan to commence an open-label multi-center safety and efficacy trial in the first half of 2024 in which it would seek to enroll approximately 700 patients with moderate-to-severe Lumbosacral Radicular Pain (LRP).

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 85, 112 and 288 of Amendment No. 1 in response to the Staff’s comment.

Our Strategy, page 263

30.

In the last paragraph on page 263, you state that you expect efficacy of SP-102 to last up to approximately 100 days and that you expect SP-102 to have proven safety based on data from your preclinical and clinical trials. Please revise the disclosure, and any similar disclosures located elsewhere in the prospectus, so that you are not stating or implying that the product candidate is safe or effective, or that it will be determined to be safe or effective, as such determinations are solely within the authority of the FDA.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 35, 287, 289, 293, 294, 295, 299, 300, 304, 307, 326 and 327 of Amendment No. 1 in response to the Staff’s comment.

31.

In the third bullet point on page 264, you state that a principal element of your strategy is to leverage the robust and integrated commercial infrastructure and other functions of your parent company, Scilex, to commercialize your current and future product candidates, if approved. Please revise your disclosure to clarify the potential impact of the Business Combination on this aspect of your strategy, particularly after the conclusion of any transition period. In this regard, we note your disclosure on page 298 that, in connection with the Business Combination, you intend to enter into a transition services agreement with Scilex that would be in place for two years. Please make similar revisions to your sales and marketing disclosure on page 275 as appropriate.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 290, 301 and 324 of Amendment No. 1 in response to the Staff’s comment.

Our Solution, page 267

32.

We note your statement in the first full paragraph on page 268 regarding your expected commercial launch of SP-102 in 2027. Please revise your disclosure to clarify that there is no guarantee that you will be able to commence a commercial launch of SP-102 in 2027 or ever, as any such launch would be subject to regulatory approval, which you may not receive. Please make similar revisions throughout the proxy statement/prospectus as appropriate.

U.S. Securities and Exchange Commission

April 21, 2025

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 76, 194 and 292 of Amendment No. 1 in response to the Staff’s comment.

Material Agreements

Shah Assignment Agreement, page 279

33.

Please disclose whether your Chief Executive Officer, Jaisim Shah, has any direct or indirect material interest in the Shah Assignment Agreement and, to the extent applicable, provide the information required by Item 404 of Regulation S-K in the section of the proxy statement/prospectus regarding certain relationships and related party transactions. Refer to Item 18(a)(7)(iii) of Form S-4.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 306 of Amendment No. 1 in response to the Staff’s comment to reflect that Semnur’s Chief Executive Officer, Jaisim Shah, is not related to the Shah Investor and that he has no direct or indirect material interest in Shah Assignment Agreement.

Intellectual Property, page 280

34.

We note your disclosure that, with respect to SP-102, your patents and patent applications include formulations and methods of treatment. Please clarify whether you own or in-license these patents and patent applications. For example, clarify whether these patents and patent applications are the subject(s) of the Shah Assignment Agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Semnur owns these patents and patent applications, pursuant to an Assignment Agreement Semnur entered into with Mahendra G. Shah, the inventor, dated as of October 19, 2017. Such formulations are developed utilizing the Know-How under the Shah Assignment Agreement. The Company has revised the disclosure on page 306 of Amendment No. 1 to clarify that Semnur owns these patents and patent applications.

Liquidity and Capital Resources, page 304

35.

With reference to the pro forma balance sheet information presented on page 314, please discuss expected Semnur’s cash position following the merger and include a quantitative discussion of Semnur’s funding requirements for the next twelve months. To the extent that Semnur does not have sufficient cash to fund its operations for twelve months and/or there is material uncertainty regarding the costs of the clinical work that may need to be performed during the twelve month period following the merger, please discuss.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 331 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

April 21, 2025

Unaudited Pro forma Condensed Combined Financial Information, page 310

36.

We note your disclosure on page 319 that Scilex will provide certain services to New Semnur to support operations but that you have not provided autonomous entity adjustments in your pro forma financial statements for any such agreements as they have not yet been executed nor are the terms for such agreements specified. Please address the following:

•	Clarify whether you expect the terms of such agreements to be specified prior to the completion of the Business Combination.

•	Clarify at what point you intend to include any related autonomous entity adjustments in your pro forma financial statements.

•	Explain how your current pro forma presentation absent these adjustments complies with Article 11-01(a)(7) of Regulation S-X.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 335 and 344 of Amendment No. 1 in response to the Staff’s comment (i) to clarify that Scilex will provide transition services to New Semnur to support operations pursuant to a Transition Services Agreement to be entered into upon closing of the Business Combination and (ii) to include the autonomous entity adjustments in pro forma financial statements in Amendment No. 1.

Semnur’s Executive Compensation

2023 Compensation Arrangements with Current Executive Officers, page 333

37.

We note your statement that Henry Ji, Ph.D. and Jaisim Shah are the only two executive officers who provided services to Semnur during 2023. We further note your statement that, as Semnur is a wholly-owned subsidiary of Scilex and executives of Scilex are required to provide services to Scilex’s subsidiaries, neither of these officers received any cash or equity compensation for services rendered to Semnur during 2023. Please tell us how these officers split their time between Semnur and Scilex and provide us with your legal analysis for not allocating any of the compensation they received from Scilex to the executive compensation disclosure required by Item 402 for Semnur. Refer to Section 217.08 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website. Please provide a similar analysis for Stephen Ma as we note that you anticipate Stephen Ma will serve as New Semnur’s Chief Financial Officer following the closing of the Business Combination. Refer to Item 18(a)(7)(ii) of Form S-4.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 358 of Amendment No. 1 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

April 21, 2025

Directors and Executive Officers of New Semnur after the Business Combination

Executive Officers and Directors after the Business Combination, page 339

38.

We note that you anticipate the executive officers of New Semnur will be Jaisim Shah, Henry Ji, Ph.D., and Stephen Ma. Please clarify whether these officers will also retain their employment with Scilex and, if so, how they will allocate their time between the two entities.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 359, 366 and 367 of Amendment No. 1 in response to the Staff’s comment.

39.

Please provide the disclosures required by Item 401(f)(1) of Regulation S-K. Refer to Item 18(a)(7)(i) of Form S-4. In this regard, we note the involvement of Jaisim Shah and Dr. Henry Ji with Sorrento Therapeutics, Inc., which commenced voluntary bankruptcy proceedings in 2023. In addition, to the extent such proceedings, or proceedings arising therefrom, could have a material impact on you, the Business Combination, or New Semnur, please include appropriate risk factor disclosure regarding the same.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page 369 of Amendment No. 1 in response to the Staff’s comment. The Company did not include risk factor disclosure related to the voluntary bankruptcy proceedings as the Company believes that such proceedings will not have a material impact on the Company, the Business Combination or New Semnur.

Semnur Pharmaceuticals, Inc. - Notes to Financial Statements

Note 1. Nature of Operations and Basis of Presentation

Basis of Presentation - Carve-Out Method, page F-60

40.

You disclose that the financial statements of Semnur Pharmaceuticals have been prepared on a carve-out basis and extracted from the accounting records of Scilex. We note that Scilex filed a 4.01 Form 8-K/A on November 22, 2024 announcing the dismissal of EY and disclosed a reportable condition pursuant to Item 304(a)(1)(v) of Regulation S-K. Such disclosure indicated that EY advised the Scilex Audit Committee that information had come to EY’s attention that if further investigated may materially impact the fairness or reliability of the financial statements issued or to be issued for the second and third quarters, or cause EY to be unwilling to rely on management’s representations or be associated with the registrant’s financial statements, and at the time of EY’s dismissal on November 19, 2024, such investigation was not complete. We further note that the dismissal of EY resulted in a delay in timely filing Scilex’s Form 10-Q for the quarter ended September 30, 2024, a Nasdaq delisting notice and potential violation of certain debt covenants, including on the Oramed Note to which Semnur is a guarantor. Please explain the impact that this has or will have on the carve-out financial statements of Semnur Pharmaceuticals.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the dismissal of EY and the other events disclosed in Scilex’s Form 8-K/A filed with the U.S. Securities and Exchange

U.S. Securities and Exchange Commission

April 21, 2025

Commission (the “SEC”) on November 22, 2024 have not had and will not have any impact on the carve-out financial statements of Semnur.

The Company respectfully advises the Staff that EY’s request for an independent investigation related to the following revenue generating contracts of Scilex, and that Semnur was not a party to or otherwise affected by those contracts (collectively, the “Subject Contracts”): (i) the Commitment Side Letter Scilex entered into with FSF 33433 LLC (a copy of which was filed with the SEC as an exhibit to Scilex’s Current Report on Form 8-K filed on June 12, 2024), (ii) a distribution agreement Scilex entered into with Endeavor Distribution LLC (“Distributor”) in June 2024, and (iii) the Satisfaction Agreement Scilex entered into with FSF 33433 LLC and Distributor (a copy of which was filed with the SEC as an exhibit to Scilex’s Current Report on Form 8-K filed on September 18, 2024). Each of the Subject Contracts relates solely to Scilex and/or its commercial product, ZTlido, and such contracts are unrelated to Semnur and/or its only product candidate, SP-102.

While Semnur’s financial statements have been prepared on a carve-out basis and are extracted from Scilex’s accounting records, they only reflect operating expenses. Specifically, Semnur’s operations are focused on conducting clinical trials for SP-102 and therefore operating expenses only include (i) research and development expenses and (ii) general and administrative expenses, which were supported by Scilex. These expenses were subsequently allocated, or pushed down, from Scilex’s financial statements. None of these expenses pertain to the Subject Contracts.

In addition, as reflected in Semnur’s financial statements for the fiscal years ended December 31, 2024 and 2023, Semnur is not a revenue generating company and has no revenue or income and no revenue or income from any of the Subject Contracts has been or will be allocated to Semnur.

Accordingly, the Company respectfully advises the Staff that because the Subject Contracts are unrelated to Semnur and SP-102, no operating expenses, revenue or income has been or will be allocated, or pushed-down to Semnur from Scilex and therefore the dismissal of EY and the other events disclosed in Scilex’s Form 8-K/A filed with the SEC on November 22, 2024 have not had and will not have any impact on the carve-out financial statements of Semnur and the Company does not believe that a risk factor related to this matter is necessary.

General

41.	Please provide the disclosures required by Item 305 of Regulation S-K for each of Denali and Semnur. Refer to Item 14(j) and Item 17(b)(10) of Form S-4.

Response: The Company respectfully advises the Staff that as a smaller reporting company, neither the Company nor Semnur is required to provide the information required by Item 305 of Regulation S-K. Semnur has no public float and it has less than $100 million in annual revenues. New Semnur is also expected to remain a smaller reporting company after the closing of the business combination as it expects to have less than $100 million in annual revenues and a public float of less than $700 million. Please see Item 305(e) of Regulation S-K.

* * *

U.S. Securities and Exchange Commission

April 21, 2025

Please do not hesitate to contact Michael Blankenship of Winston & Strawn LLP at (713) 651-2678 with any questions or comments regarding this letter.

Sincerely,

By:	/s/ Lei Huang
Lei Huang
Chief Executive Officer

cc:	Michael Blankenship, Winston & Strawn LLP

Jeff Hartlin, Paul Hastings LLP

Elizabeth Razzano, Paul Hastings LLP

Jaisim Shah, Chief Executive Officer and President, Semnur Pharmaceuticals, Inc.